UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K

_________________

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of July 2024

Commission File Number: 001-37353

_________________

SCINAI IMMUNOTHERAPEUTICS LTD.
(Translation of registrant’s name into English)

_________________

Jerusalem BioPark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem, Israel
(Address of principal executive office)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Explanatory Note

Scinai Immunotherapeutics Ltd. (the “Company”) is scheduling an Extraordinary Meeting of Shareholders on Monday, August 12, 2024, at 11:00 a.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Round Tower, Tel Aviv, Israel (the “Meeting”).

The Company hereby furnishes the following documents with respect to the Meeting:

(1)    Notice and Proxy Statement with respect to the Meeting, describing the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(2)    Proxy Card whereby holders of the Company’s American Depositary Shares may vote at the meeting without attending in person.

The Notice and Proxy Statement is furnished with this Form 6-K as Exhibit 99.1 and the Proxy Card is furnished with this Form 6-K as Exhibit 99.2

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description
99.1	Notice and Proxy Statement of Extraordinary Meeting of Shareholders
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.
Date: July 8, 2024	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

2